

August 14, 2013

Via E-mail
Niall Nolan
Chief Financial Officer
Navigator Holdings Ltd.
21 Palmer Street
London SW1H 0AD
United Kingdom

> **Re: Navigator Holdings Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 18, 2013**
> **CIK number 0001581804**

Dear Mr. Nolan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please update the financial statements and related disclosures included in the registration statement as necessary to comply with the guidance outlined in Item 8.A. to Form 20-F.

3. Prior to the planned effectiveness of the company's Form F-1 registration statement, please remove the restrictive legend included on the report of the Independent Registered Public Accounting Firm.

4. Please include a currently dated consent of the independent registered public accounting firm when you file your F-1 registration statement.

Industry and Market Data, page iii

5. We note your disclosure that the market data and certain other statistical information used throughout the prospectus are based on independent industry publications, government publications, other published independent sources or your good faith estimates and that Drewry Shipping Consultants Ltd. provided statistical and graphical information in the prospectus and relating to the liquefied gas carrier industry. Please tell us in which sections the market data or statistical information not provided by Drewry Shipping Consultants Ltd. is located and please identify the source of such data or information where used.

Prospectus Summary, page 1

6. We note that you have described your competitive strengths here. Please balance the disclosure in the summary by disclosing the capital-intensive nature of your business and your other key risks.

7. You use the phrases "is expected," "are expected" and "is estimated" when discussing industry trends throughout the summary. To the extent these are management's expectations, please revise your disclosure accordingly. Otherwise, please attribute these expectations to the appropriate third-party.

Our Fleet, page 3

8. Please file the purchase and sale agreements for the A.P. Møller vessels and the 2014 and 2015 newbuildings and the ship management agreements with BSSM and NMM as exhibits or explain to us why they are not material.

Our Competitive Strengths, page 7

9. We note your disclosure that your fleet will continue to expand. Please revise to add balancing language that you require the proceeds of this offering as well as future credit facilities in order to expand your fleet.

10. Please revise the first full bullet point on page 8 to explain why you believe the sponsorship of your largest shareholder, the WLR Group, will allow you to capitalize on further growth opportunities.

Our Business Strategies, page 8

11. We note your disclosure that you have an "established track record in the industry for operational excellence" and a "leading market position." Please revise to state that these claims are your beliefs, substantiate the statements to us or remove such statements.

Implications of Being an Emerging Growth Company, page 9

12. We note the discussion on pages 9 and 10 indicating that the company is an emerging growth company. Please revise your discussion in the critical accounting policies section of MD&A to disclose that the company is choosing to "opt out" of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, you will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Also, please disclose in MD&A that Section 107 of the JOBS Act provides that your decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

Risk Factors, page 17

13. You disclose on page 21 that your charters with PT Pertamina ("Pertamina") and Petroleos de Venezuela S.A. ("PDVSA") generated approximately 10.9% of your revenues for the year ended 12/31/2012. You disclose on page 93 that Pertamina accounted for 14.3% and 25.3% of your total revenues for fiscal 2012 and 2011, respectively; and that PDVSA accounted for 10.9% and 8.6% of your total revenues for fiscal 2012 and 2011, respectively. We are aware of articles published in June and July of 2013 highlighting Pertamina's oil imports from Iran and its joint venture with Sudan and interest in properties in Sudan; and PDVSA's purchase of oil tankers from Iran, its shipments of petrochemical products to Iran and Syria, and its joint venture with Cuba. Cuba, Iran, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In light of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria, please discuss for us the potential for your significant customers' transactions with Cuba, Iran, Sudan and Syria to have an adverse impact upon your reputation and share value.

We are incorporated in the Republic of the Marshall Islands, page 33

14. Please expand this risk factor to discuss the limitations of bankruptcy laws in the Republic of the Marshall Islands, such as a delay of bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding.

15. Please confirm that one of the consents of Watson, Farley & Williams (New York) LLP to be filed as exhibits to the registration statement will cover the disclosure in the second paragraph of this risk factor.

Use of Proceeds, page 38

16. Please revise to indicate the approximate intended amount to be used for each listed purpose when you file with the price range, using the mid-point of the range. Refer to Item 3.C.1 of Form 20-F.

17. Please disclose in this section that you will need to enter into additional credit facilities in order to fully finance the purchase of the 2015 newbuildings and the option newbuildings and quantify how much additional financing you will need.

18. Please disclose how you will use the proceeds of this offering if you are unable to acquire the 2015 newbuildings and the option newbuildings.

Capitalization, page 39

19. We note that your capitalization table shows "as adjusted" information, giving effect to the offering. Please revise to indicate whether the midpoint of the range set forth on the cover page of this prospectus will be used for your calculations, or alternatively, to explain why a different basis might be used. In addition, specifically mention any deductions that may be required in determining your "as adjusted" capitalization such as estimated expenses related to this offering or grants of restricted shares to be issued as compensation.

Management's Discussion and Analysis of Financial Condition, page 44

Interest Expense, page 50 and 52

20. In light of your increasing level of debt obligations, please revise to discuss the portion of changes in interest expense related to increased borrowings and to changes in interest rates.

Liquidity and Capital Resources, page 52

Contractual Obligations and Contingencies, page 57

21. We note that the amounts of your contractual obligations during 2013 through 2016 associated with the secured term loan facilities and 9% senior unsecured bond issue as reflected in the table at the top of page 57 do not agree with those reflected in the table included in Note 8 to the audited financial statements. Please reconcile and revise these amounts.

Critical Accounting Estimates, page 57

22. We note from the disclosure included in Note 11 to your financial statements that during the year ended December 31, 2012, you granted a number of shares of restricted stock under your stock-based compensation plans. Given that there is no current trading market for your common shares, it is not clear what methodology was used to value the shares issued as compensation.   Please revise your critical accounting policies section of MD&A to describe in detail your methodology and related assumptions used in valuing the shares issued during the twelve month period preceding your planned public offering. As part of your revised disclosure, please indicate whether the valuation was prepared on a contemporaneous or retrospective basis and indicate whether the valuation was prepared by a related party or an independent valuation specialist. Also, please revise your discussion in MD&A to include a discussion of the following:

   • A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated IPO price or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.
   • The reasons management chose not to obtain a contemporaneous valuation of the company's common shares by an independent valuation specialist, if applicable.

   Refer to the guidance outlined in paragraph 182 of the AICPA Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation.*

Impairment of Vessels, page 58

23. We note your disclosure on page 58 indicating that although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. We also note that a 10% reduction in the estimated vessel TCE rate used in connection with your calculations would result in a $218 million decrease in the aggregate value in use of your 12 vessels in operation as of December 31, 2012 and a 10% increase in estimated vessel operating expenses used in connection with your calculations would result in $60 million decrease in the aggregate value in use of your 12 vessels in operation as of December 31, 2012. Given the significant impact such assumptions have on the resultant estimated fair values of your vessels, your increasing fleet of vessels in operation, and consistent with the requirements of Item 303 of Regulation S-K with respect to the discussion of known uncertainties, please provide added disclosure in the form of a table listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels for which market value is below carrying value, please provide additional disclosure of the aggregate market value and aggregate book value of such vessels in narrative form. The

additional disclosure will provide investors with an indication of the estimated magnitude of any potential impairment charge related to your vessels, if you decided to sell a vessel.

24. We note from the discussion in the critical accounting policies section of MD&A that in estimating future charter rates used in the impairment analysis for the company's vessels, management took into consideration estimated daily TCE rates for each vessel class over the estimated remaining lives of each of the vessels. We also note that the estimated daily TCE rates used were based on the trailing 10-year historical average one-year charter rates. We further note that management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be reasonable given that rates tend to be cyclical and subject to significant volatility that is beyond the company's control. Given this volatility that exists with respect to TCE rates, please revise to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for purposes of your impairment analysis. We believe the disclosure of such information would allow investors to better understand how the company's future results of operations may be impacted by changes in future TCE rates.

25. In a related matter, please tell us and revise your critical accounting policy disclosure to explain how the ten year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.

The International Liquefied Gas Shipping Industry, page 61

26. We note your disclosure that data compilation is subject to limited audit and validation procedures. Please clarify that you believe and act as if all third-party data is reliable.

27. Please revise the Overview section of your MD&A to include a more detailed discussion of how the market trends discussed in this section have impacted your revenues and results of operations in recent periods along with any reasonable expectations regarding future periods.

Business, page 87

Other Regulation, page 106

28. Please explain what SDRs are and provide approximate amounts in U.S. Dollars for the SDR amounts in this section.

Taxation of the Company, page 107

29. Please confirm that you intend to provide a tax opinion related to the tax consequences

discussed in this section or explain why you are not required to do so.

Compensation, page 113

30. Please tell us whether you are required to disclose, or have disclosed, the executive compensation of your named executive officers and directors on an individual basis for your most recently completed fiscal year in the Republic of the Marshall Islands. Refer to Item 6.B. of Form 20-F.

31. We note that the number of restricted shares granted during 2012 as disclosed in the second paragraph on page 113 of 61,350 on a post-split basis does not agree to the number disclosed in Note 11 to your audited financial statements of 80,298 restricted shares. Please reconcile and revise these disclosures.

Certain Relationships and Related Party Transactions, page 117

32. Please file the investment agreement, amended and restated investor rights agreement and the investor restrictions agreement as exhibits or explain to us why they are not material.

Principal and Selling Shareholders, page 118

33. It appears that Mr. Hjalmas has not been included in the table. It also appears that you have 10 executive officers and directors instead of 9 as stated in the last row of this table. Please revise or advise.

34. Please disclose the percentage of shares held and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Non-U.S. Tax Considerations, page 134

35. Please revise to disclose that the non-U.S. tax considerations in this section represent counsel's opinion rather than merely a "discussion…based upon the opinion of" counsel. Otherwise, please confirm that counsel intends to provide a long-form tax opinion.

Underwriting, page 136

36. Please provide the address of the underwriters. Refer to Item 9.B.1 of Form 20-F.

37. The percentage that the underwriting discounts or commissions represent of the total amount of the offering should be disclosed together with the underwriting discounts or commissions on a per share and total basis when such data is available. We note that your current disclosure only references the per share and total amounts. Refer to Item 9.F.1 of Form 20-F.

38. Please revise to indicate that the selling shareholder may be deemed to be an underwriter.

Experts, page 141

39. Please revise the first paragraph to provide the address for KPMG. Refer to Item 1.C of Form 20-F.

Changes in Accountants, page 142

40. We note from the disclosure on page 142 that the company has provided MSPC and Grassi with a copy of the disclosure contained in the draft Form F-1 registration statement with respect to its changes in accountants. We also note that MSPC and Grassi have each furnished a letter addressed to the SEC in connection with this change and each letter is filed as an exhibit to the registration statement. We further note from the disclosure on page II-6 that such letters will be filed in a subsequent amendment. Please file these letters from MSPC and Grassi as an exhibit to the registration statement prior to the planned effectiveness of your Form F-1 registration statement.

Navigator Holdings Ltd. Audited Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-15

(a)Basis of Presentation, page F-15

41. We note from the disclosure in footnote 2(a) that as of December 31, 2012, the company consolidated 100% of one VIE, PT Navigator Khatulistiwa for which the company is deemed to be the primary beneficiary, i.e., it has a controlling financial interest in this entity. We also note that the company owns 49% of the VIE's common stock, all of its secured debt and has voting control over it. We also note that all economic interests in the residual net assets reside with the company. Given that the disclosure on page 92 of the registration statement indicates that 51% of the voting and dividend rights associated with this entity are owned by Indonesian limited liability companies, please explain in further detail why you believe you are the primary beneficiary of this entity and have voting control over the entity and should therefore consolidate the entity in your financial statements. We may have further comment upon review of your response.

(l)Revenue Recognition, page F-16

42. We note that on April 1, 2013, the company changed its method of accounting for revenue recognition on voyage charters. Previously, the company determined that a voyage commenced with loading and completed at the point of discharge. The company now recognizes revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but does not begin recognizing revenue until a charter has been agreed to by the customer and the company, even if the vessel has discharged its

cargo and is sailing to the anticipated load port for its next voyage. We also note that the adoption of this new accounting policy has not resulted in a retrospective adjustment as of or for the years ended December 31, 2011 or 2012 or for the three months ended March 31, 2012 or 2013, as the impact is not considered material. Please tell us the impact that this change in accounting policy had on your results of operations for the years ended December 31, 2012 and 2011 and for the three months ended March 31, 2013 and 2012 and explain in further detail why you do not believe this change in accounting policy was material to your results of operations for each of these periods.

Note 8. Secured Loan Term Facilities, page F-21

43. Your dividend policy indicates that you do not intend paying dividends in the near term and any determination to do so in the future will depend, among other things, on statutory and contractual restrictions. To the extent that any of your loan facilities restrict your ability to pay dividends, please revise the notes to your financial statements to disclose the nature and specific terms of such restrictions. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

Note 11. Share-Based Compensation, page F-22

44. We note the disclosure in Note 11 indicating that the fair value of restricted stock is calculated by multiplying the number of shares by the deemed calculated share value at the grant date. Given that there is no trading market for your common shares, please revise Note 11 to explain in detail the method and significant assumptions that are used to determine the fair value of your restricted shares on the grant date. As part of your response and your revised disclosure, please indicate whether the valuation used to determine the fair value of the restricted shares was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party. Refer to the guidance outlined in paragraph 179 of the AICPA Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation* and ASC 718-10-50-2f.

45. Also, please revise Note 11 to include all of the disclosures required by ASC 718-10-50-2 with respect to your restricted shares. As part of your revised disclosures, please include the following disclosures:

- Disclose the total intrinsic value of restricted shares that vested during each period presented in your statement of operations.

- Disclose the aggregate intrinsic value of fully vested restricted shares and restricted shares expected to vest as of the latest balance sheet date presented in your financial statements.

Note 14. Subsequent Events, page F-24

> 46. Please revise the notes to the audited financial statements to disclose the significant terms (interest rate, payment terms, maturity date, etc.) of the loan facility agreements for $270,000,000 and $120,000,000 entered into by the company on February 12, 2013 and April 11, 2013, respectively. Note 3 to the company's interim financial statements should be similarly revised.

Other

> 47. Please add disclosure in the notes to your financial statements to describe significant terms of the Amended and Restated Investor Rights Agreement entered into in February 2013 and the Investor Restrictions Agreement entered into on August 9, 2012 as discussed on page 117 of the registration statement.

> 48. We note from the disclosure on page 118 that the WLR Group currently owns 60.7% of the company's common shares which appears to provide them with control over your operations. Please revise the notes to the company's financial statements to disclose the existence of this control relationship. Refer to the guidance outlined in ASC 850-10-50-6. Also, to the extent that the WLR Group will own a significant amount of the company's common shares following completion of the offering, please revise MD&A to discuss the fact that the WLR Group will have the ability to control or significantly influence your results of operations.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Mike Rosenwasser, Esq.